------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0287
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                                Carver, Martin G.
--------------------------------------------------------------------------------
       (Last)                       (First)                    (Middle)

                              Bandag, Incorporated
                             2905 North Highway 61
--------------------------------------------------------------------------------
                                    (Street)

                            Muscatine, IA 52761-5886
--------------------------------------------------------------------------------
       (City)                       (State)                     (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                       Bandag, Incorporated (BDG and BDGA)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

                                February 25, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                    Chairman of the Board, CEO and President
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

====================================================================================================================================
                                     Table I -- Non-Derivative Securities Acquired, Disposed of,
                                                        or Beneficially Owned
====================================================================================================================================
                                             2A.                    4.                     5.               6.
                                    2.       Deemed                 Securities Acquired    Amount of        Ownership
                                    Trans-   Execution  3.          (A) orDisposed of (D)  Securities       Form:       7.
                                    action   Date, if   Trans-      (Instr. 3, 4 and 5)    Beneficially     Direct      Nature of
                                    Date     any        action Code ---------------------  Owned Follow-    (D) or      Indirect
1.                                  (Month/  (Month/    (Instr. 8)           (A)           ing Reported     Indirect    Beneficial
Title of Security                   Day/     Day/      ------------  Amount  or    Price   Transaction(s)   (I)         Ownership
(Instr. 3)                          Year)    Year)      Code    V            (D)           (Instr 3 and 4)  (Instr.4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 Par Value                                                               27,963(1)       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 Par Value                                                               43,029          I(2)      By Spouse
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      By Spouse for
Common Stock, $1.00 Par Value                                                               9,525           I(2)      Minor Children
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            (3)(4)                    By Carver
Common Stock, $1.00 Par Value                                                               6,991.5         I         Mgmt. Co. LLC
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            (3)(5)(6)                 By Carver
Common Stock, $1.00 Par Value                                                               867,234         I         Partners LP
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,                                                                       (1)(7)
$1.00 Par Value                     2/25/03            A             11,129   A             501,987         D
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,
$1.00 Par Value                                                                             11,176          I(2)      By Spouse
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,                                                                                                 By Spouse for
$1.00 Par Value                                                                             1,200           I(2)      Minor Children
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,                                                                       (3)(4)                    By Carver
$1.00 Par Value                                                                             8,944           I         Mgmt. Co. LLC
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,                                                                       (3)(5)(6)                 By Carver
$1.00 Par Value                                                                             1,109,390.7     I         Partners LP
====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).


Persons who respond to the collection of information contained in this form are not required to respond                       (Over)
unless the form displays a currently valid OMB control number.                                                       SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                                                                                                     10.
                                                                                                         9.         Owner-
                                                                                                         Number     ship
                                                                                                         of Deriv-  Form
               2.                                5.                                                      ative      of
               Conver-                           Number of                     7.                        Secur-     Deriv-  11.
               sion                              Derivative                    Title and Amount          ities      ative   Nature
               or               3A.              Securities  6.                of Underlying     8.      Benefi-    Secur-  of
               Exer-            Deemed   4.      Acquired    Date              Securities        Price   cially     ity:    In-
               cise     3.      Execu-   Trans-  (A) or      Exercisable and   (Instr. 3 and 4)  of      Owned      Direct  direct
               Price    Trans-  tion     action  Disposed    Expiration Date   ----------------  Deriv-  Following  (D) or  Bene-
1.             of       action  Date,    Code    of(D)       (Month/Day/Year)           Amount   ative   Reported   In-     ficial
Title of       Deriv-   Date    if any   (Instr  (Instr. 3,  ----------------           or       Secur-  Trans-     direct  Owner-
Derivative     ative    (Month/ (Month/  8)      4 and 5)    Date     Expira-           Number   ity     action(s)  (I)     ship
Security       Secur-   Day/    Day/     ------  ----------  Exer-    tion              of       (Instr  (Instr     (Instr  (Instr
(Instr. 3)     ity      Year)   Year)    Code V   (A)   (D)  cisable  Date      Title   Shares   5)      4)         4)      4)
------------------------------------------------------------------------------------------------------------------------------------
Class B Common
Stock $1.00                                                                    Common
Par Value      (8)                                             (8)      (8)    Stock    502,097          502,097    D
------------------------------------------------------------------------------------------------------------------------------------
Class B Common
Stock $1.00                                                                    Common
Par Value      (8)                                             (8)      (8)    Stock    225              225        I(2)   By Spouse
------------------------------------------------------------------------------------------------------------------------------------
Class B Common                                                                                                             By Spouse
Stock $1.00                                                                    Common                                      for Minor
Par Value      (8)                                             (8)      (8)    Stock    300              300        I(2)   Children
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           By Profit
Stock                                                                          Common     (10)             (10)            Sharing
Fund Unit                                                      (9)      (9)    Stock    149.0630         149.0630   I      Plan
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Class A                                     By Profit
Stock                                                                          Common     (10)             (10)            Sharing
Fund Unit                                                      (9)      (9)    Stock    172.8710         172.8710   I      Plan
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       33.875                                           (11)   2/08/09  Stock    24,100           24,100     D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       21.09375                                         (12)   3/07/10  Stock    47,900           47,900     D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       24.35                                            (13)   3/13/11  Stock    50,400           50,400     D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       32.53                                            (14)   3/12/12  Stock    41,100           41,100     D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option                                                                   Class A
(Right                                                                         Common
to Buy)       27.6750  2/25/03          A        58,400        (15)   2/25/13  Stock    58,400           58,400     D
====================================================================================================================================
Explanation of Responses:

See attached Exhibit A

**  Intentional misstatements or omissions of facts constitute Federal
    Criminal Violations.                                                          /s/ Martin G. Carver                     2/25/03
                                                                                  -------------------------------------   ----------
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                     ** Signature of Reporting Person           Date
                                                                                  By Warren W. Heidbreder, attorney-in-fact
Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2

                                                                       Exhibit A

Martin G. Carver
Form 4 (February 2003)
Exhibit Page 1

(1) Martin G. Carver participates in the Bandag, Incorporated Restricted Stock Grant Plan ("Plan"). Column 5 of Table I includes 4,450 shares of the Common Stock and 4,450 shares of the Class A Common Stock held by Mr. Carver under the Plan. The shares are restricted for 7 years when granted and are held by a Trustee for the benefit of Mr. Carver.

(2) Martin G. Carver disclaims beneficial ownership of 43,029 shares of the Common Stock, 225 shares of the Class B Common Stock and 11,176 shares of the Class A Common Stock held by his spouse; and 9,525 shares of the Common Stock, 300 shares of the Class B Common Stock and 1,200 shares of the Class A Common Stock held by his spouse for his minor children.

(3) On June 4, 2002, in transactions exempt from Section 16(b), Martin G. Carver and Roy J. Carver, Jr. each transferred 17,000 shares of the Class A Common Stock to Carver Management Company LLC ("Carver LLC") and each received in exchange 50% of the membership interests in Carver LLC. On June 4, 2002, in transactions exempt from Section 16(b), Carver LLC transferred 34,000 shares of the Class A Common Stock to Carver Partners LP ("Carver LP") and received in exchange a general partnership interest in Carver LP. On June 4, 2002, in transactions exempt from Section 16(b), Lucille A. Carver transferred 2,615,685 shares of the Common Stock and 3,312,060 shares of the Class A Common Stock to Carver Partners and received in exchange 100% of the limited partnership interests in Carver LP. As a result of these transactions, Carver LP holds 2,615,685 shares of the Common Stock and 3,346,060 shares of the Class A Common Stock.

(4) Pursuant to Rule 16a-1(a)(2), Carver LLC disclaims beneficial ownership of all of the securities held by Carver LP other than 13,983 shares of the Common Stock (in which Martin G. Carver has a 50% interest) and 17,888 shares of the Class A Common Stock (in which Mr. Carver has a 50% interest).

(5) On June 12, 2002, Lucille A. Carver made a gift of 33.33% of her limited partnership interests in Carver LP to Martin G. Carver.

(6) Pursuant to Rule 16a-1(a)(2), Martin G. Carver disclaims beneficial ownership of all of the securities held by Carver LP other than those he holds indirectly through Carver LLC and 867,234 shares of the Common Stock and 1,109,390.7 shares of the Class A Common Stock.

(7) Martin G. Carver participates in the Bandag, Incorporated Stock Award Plan ("Stock Award Plan"). Column 5 of Table I includes 27,222 shares of the Class A Common Stock held by Mr. Carver under the Stock Award Plan. The shares are restricted for 3 years when granted and are held by a Trustee for the benefit of Mr. Carver.

(8) Class B Common Stock is convertible on a one-for-one basis into the Common Stock at the discretion of the holder thereof.

                                                                       Exhibit A
Martin G. Carver
Form 4 (February 2003)
Exhibit Page 2

(9) Represents stock fund units under the Bandag Salaried Profit Sharing, Retirement and Savings Plan ("Profit Sharing Plan"), including 2 shares of Common Stock and 2 shares of Class A Common Stock acquired during February 2003. Distributions under the Profit Sharing Plan will be made upon the earliest to occur of termination of employment, death or retirement, subject to limited exceptions.

(10) The number of underlying securities is based on the number of stock fund units, the value of these units and the Company's Common and Class A Common Stock market values as of January 31, 2003. The actual number of shares issuable upon the distribution date is not determinable since the stock fund is a unitized account consisting of Company stock and other investments.

(11) Options for 24,100 shares of Class A Common Stock with 20% vesting (4,820 shares) on each of February 8, 2000, 2001, 2002, 2003 and 2004.

(12) Options for 47,900 shares of Class A Common Stock with 20% vesting (9,580 shares) on each of March 7, 2001, 2002, 2003, 2004, 2005.

(13) Options for 50,400 shares of Class A Common Stock with 20% vesting (10,080 shares) on each of March 13, 2002, 2003, 2004, 2005, 2006.

(14) Options for 41,100 shares of Class A Common Stock with 25% vesting (10,275 shares) on each of March 12, 2003, 2004, 2005, 2006.

(15) Options for 58,400 shares of Class A Common Stock with 25% vesting (14,600 shares) on each of February 25, 2004, 2005, 2006, 2007.